Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB

General Form for Registration of Securities for Small Business Issuers Pursuant to Section 12(b) or (G) of the Securities Exchange Act of 1934

     JUPITER ENTERPRISES, INC.
(Name of Small Business Issuer in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

98-0208667
(I.R.S. Employer Identification No.)

Mezzanine 2, 601 West Broadway, Vancouver, BC V5Z 4C2, Canada
(Address of principal executive offices)(Zip Code)

Issuer's Telephone Number:     1-877-505-6888

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class          Name of each exchange on which
     to be so registered          each class is to be registered

     Common               None

Securities to be registered pursuant to Section 12(g) of the Act:

None

PART I

Item 1.  Description of Business

     Business Development

     Jupiter Enterprises, Inc. ("Jupiter", the "Company" or the "Registrant") was incorporated on March 12, 1999 in the state of Nevada. The Company has never declared bankruptcy, been in receivership or been involved in any legal action or proceedings whatsoever. The Registrant has not made any significant purchases or sales of assets, nor has it been involved in any mergers, acquisitions or consolidations since becoming incorporated.

Business of Issuer

     Jupiter intends to become a direct sales marketing company that sells and distributes its own brand of natural health products via the Internet. All of its products will be purchased from manufacturers or brokers and bare the distinctive Herbal Traditions brand label. Unlike many of its competitors, the Company will sell only a limited variety of the most popular dry herbal extracts and tablets. The Company's market strategy is to provide the best quality products at the lowest possible price.
     In the last four years sales of natural herbal products has grown at a phenomenal rate. A 1999 survey indicated that over 50% of North Americans preferred treating common ailments with traditional, or natural health products rather than pharmaceutical remedies. That compares with about 30% in 1998 and less than 20% in 1997. Experts agree that this unprecedented growth is not merely a temporary fad, but a genuine realignment of consumer preferences and purchase habits.
     Until this explosive growth occurred, herbal remedies were only available from Naturopathic Practitioners and over the counter at health food stores and vitamin shops. Today, herbal supplements are available at virtually every grocery, pharmacy and department store in North America. The number of brands available has also grown substantially. Every major pharmaceutical company now has its own brand of natural health products.
      At the same we are experiencing this unprecedented growth in the natural health products industry, the Internet is emerging as the dominant force in information dissemination and commerce. It is estimated that 45% of North American households now have access to the Internet and that a substantial and growing number of those users are regularly purchasing everyday items over the Web.
     Jupiter has planned its business to take advantage of both these dominant trends. The market segment the Company is targeting is the well-educated, professional, middle to upper class, health conscious consumer. Independent research has shown that this same demographic description also fits the average computer owner and Internet subscriber. Selling natural health products on the Internet is quickly becoming the most effective way to reach the natural health product customer. The Company's Internet Website at www.herbal-traditions.com is currently under construction and will be the centerpiece of its marketing operation. In addition to displaying each product, the Jupiter Website will provide a full description of what the remedy does, its active ingredients, the conditions that can be treated with the remedy and a discussion of possible side effects. The site will also include regular feature articles about specific ailments. These articles will be effective marketing tools, as the Company will use them to feature selected products. There will also be links to other websites containing research findings and breaking news in the natural health products industry. Finally, the site will include an on-line forum and bulletin board, where visitors will be able to ask questions, leave messages and speak with other natural health product users.
       The Company will ensure that its customers find their shopping experience to be simple, relaxing and quick. The Jupiter Website will be especially easy to use and understand. Customers will place their orders using the latest in shopping card software and pay for them by credit card with the assurance of a fully secured e-commerce connection.
     Once the order has been placed, it will be automatically processed at the Company's central warehousing and administration facility, and an e-mail confirmation will be sent back to the customer immediately. The customer will be thanked for the order, advised of their credit card authorization number, and given a tracking number and a delivery date. All processing will be carried out at the Company's facilities by Company staff and delivered via courier service. The Registrant plans to develop and maintain significant market share by offering customers high quality selected products, at competitive prices with fast and efficient service and delivery. By sticking to a narrow selection of the most popular and readily available products, the Registrant believes it can deliver its products quickly, efficiently and for a very competitive price.
Many competitors fail to satisfy customers or build a solid market base, because they attempt to control too many factors over which they have little or no control. By limiting the range of customer expectations the Registrant believes the Company can be highly successful and profitable. The Company has no plans to develop new products or services. Like most of the competition in the natural health products industry, Jupiter will not be manufacturing its own product. Wholesale supplies of dry herbal extract capsules and tablets are readily available from a variety of North American manufacturers and brokers, as well as from a growing number of offshore sources. The issuer anticipates no problem securing an adequate supply of raw materials to satisfy its needs.
     Since the Company is developing its own private label, there is no requirement to pay licensing, patent, trademark or franchise fees. Currently there is no requirement to have herbal health products registered with any of the various health or regulatory agencies in North America; however, there is some indication that certain herbal remedies will require registration in the future. This will add a small amount to the cost of each product. In the last 5 years, a small number of natural health products have been banned or restricted, and this could occur again in the future. Because of the nature of the Company's operations, environmental issues are not a significant concern.
     As the Company is newly incorporated, it has not yet undertaken any research or development. The Directors of the Company are able to undertake the planning and development without cost to the Company. The Company currently has no employees.

Risk Factors

   Lack of Operations and Profitability: The Registrant is in the pre-operational development stage and has no history of operations or profits in the Natural Health Products Industry.
   Uncertainty of Commercial Success: Although the Registrant is optimistic about its revenue and profitability prospects, there can be no assurances of the commercial success of its products.
   Competition: The Registrant is subject to competition from other companies that compete with similar products and services. These competitors have been in the business longer than the Registrant and may have established brands, larger and more sophisticated organizations with better-experienced and larger executive and operating staffs. There can be no assurance that the Registrant's prospects will not be adversely affected by competition from these companies.
   Need for Additional Financing: The Registrant will require additional financing in order to establish profitable operations. There is no assurance that such financing will be forthcoming or that it can be obtained on terms favorable to the Registrant.
   Dependence on Management: The Registrant is largely dependant upon the efforts and abilities of its management team. The management team has particular experience and industry contacts. There is no assurance that the Registrant can be successful in operating the business if the services of the management team become unavailable.
   Dividends: The Registrant has never paid a cash dividend on its common stock. The Registrant is not obliged to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.
   No Assurance of Public Market - Potential Volatility of Stock Price: There currently is no public trading market for the Registrant's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the Registrant's control.
   Dependence on Proprietary Products -Risks of Third Party Infringement Claims:
Although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against products and technologies which the Registrant licenses, or has the rights to use, from third parties. Any such claims, if proven, could materially and adversely affect the Registrant's business and results of operations. In addition, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims, could materially and adversely affect the Registrant's business and results of operations.
   Compliance with Laws and Regulations: There currently exists a great deal of uncertainty and disagreement over whether natural health products should be more strictly governed and controlled. Although the Registrant believes that its business is in full compliance with territorial laws and regulations, there are no assurances that a government, or agency thereof, will not charge the Registrant with the contravention of a law or regulation. Furthermore, there are no assurances that a government will not enact a new law or regulation that would make the Registrant's business unlawful.

Reports to security holders

The Company will make available an annual report on Form 10-KSB, which will include audited financial statements to each of its shareholders and other interested parties.

The Company is filing a Form 10-SB pursuant to Regulation S-B for the purpose of becoming a "fully reporting issuer" under Section 12(b) of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company filed the Form 10-SB on a voluntary basis for the purpose of registering its securities under Section 12(b).

The public may read and copy any materials filed by the small business issuer with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Item 2.  Managements Discussion and Analysis or Plan of Operation.

     The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The first year of operations will be a development phase during which the Registrant will be building their Web site, establishing relationships with various suppliers and service providers, securing facilities and equipment, designing labels and promotional materials, testing its facilities, and developing staffing plans for the second year's operational phase. The Registrant's executive officers have the expertise to undertake most of the planning and development for the project. Because of the generic nature of the product, product research is not necessary. The Registrant has no plans to develop any of its own products and will not be undertaking any product research during the first year. Jupiter will purchase all its products from manufacturers and brokers who will supply them in a ready for market state. The minimal research and development costs that the Company will incur will be as a result of sourcing and acquiring suppliers. Those costs are included in the relevant expenditure categories listed below. The Registrant has no plans to hire staff during the period covered by this business plan. All work requiring outside expertise will be contracted from outside consultants. This will greatly reduce the requirement for upfront cash and allow the Registrant added flexibility in its second year of operation. All funds required during the period covered by this business plan will be raised publicly through the equity markets.

Expenditures

The following table provides an overview of expenditures by major area of activity.

Expenditure                    Amount
=====================          ======
Web Site Development           $ 75,000
Web Server                       25,000
ISP & Hosting Services            5,000
Software                         10,000
Contract Negotiations            20,000
Travel & Accommodations          20,000
Consulting Fees                  20,000
Advertising & Promotion          45,000
Communications                    5,000
=====================          ========
Total                          $225,000

   Website Development: Website Design and Development will be the backbone of the operation and will begin immediately. It will be done on a contract basis and will be continual throughout the first year.
   Web Server: Initially, website development will be facilitated on equipment supplied by the contract website developer. Towards the end of the first 12 months, the Registrant will purchase its own equipment and have software loaded in readiness for Phase II, the start of regular commercial operations in year two.
    ISP & Hosting Services: ISP and Hosting Services involve several aspects of the Registrant's operation. Initially they will involve a modest monthly fee paid to the contract web design and development company for hosting the Jupiter address on their server. Towards the end of the year, the Company will establish its own server and pay the necessary licensing, telecommunications and ISP fees.
   Software: The software costs indicated above are for basic operating system and administrative software necessary for the business.
   Contract Negotiations: This expenditure item refers to consulting and professional fees directly associated with negotiating with suppliers.
   Travel & Accommodations: This item refers to costs associated with the travel necessary to secure product.
   Consulting Fees: The Company will retain the services of an outside consultant to locate and secure product and the necessary supply contracts.
   Advertising & Promotion: Advertising and promotion costs encompass a number of items such as Affiliate Program Software, promotional materials, banner advertising, meeting expenses and print advertising. These costs are relatively low at this time because the bulk of advertisement and promotion will take place after the first 12 months, when the Company enters into its operational phase. Label design also falls into this category.
  Communication: Communication costs refer to expenditures on telecommunications, postage and courier charges. They will occur on an ongoing basis throughout the year.

Item 3.  Description of Property

The Company's principal place of business and corporate offices occupy approximately 400 sq. ft. of a 4,000 sq. ft. office at Mezzanine 2, 601 West Broadway, Broadway Plaza, Vancouver, BC V5Z 4C2, Canada. This office provides access to industry partners and an interface to high speed data transmission capability. The Company leases this space at $150 per month on a month to month lease.

The Company has not as yet developed any policies regarding investment in real estate or any dealings related to real estate, and has no such investments at this time. The Company may institute any such policies at any time without the need for a vote of the security holders.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of March 31, 2000:

Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

 Title of          Name and address                      Amount and nature           Percent of
Class              Of beneficial owner                   of beneficial ownership     Class
------------------------------------------------------------------------------------------------------------
Common             *BBB Consultants, Ltd.                200,000                      6.57%
                    450 - 800 W. Pender
                    Vancouver, B.C. V6C 2V6
                    Canada

Common              Curtis Mearns                        280,000                      9.20%
                    Mezzanine 2,
                    601 West Broadway,
                    Broadway Plaza
                    Vancouver, B.C. V5Z 4C2
                    Canada

Common              Tanis Cornwall                       280,000                      9.20%
                    14846 Roper Ave.
                    White Rock, B.C. V4B 2E2
                    Canada

Common              Ron Birch,                           280,000                      9.20%
                    7701 Okanagan Landing Rd.
                    Unit #11
                    Vernon, B.C. V1H 1L3
                    Canada

*BBB Consultants, Ltd., a Canadian corporation, is beneficially owned by Guy Cameron Brooks, its sole director and officer.

The following table sets forth the shareholdings of the Company's directors and executive officers as of March 31, 2000:


Title of       Name and address                             Amount and nature           Percent
Class          of beneficial owner                          of beneficial ownership     of Class
-----------------------------------------------------------------------------------------------------
Common         Curtis Mearns, President/Director            280,000                      9.20%
               Mezzanine 2,
               601 West Broadway,
               Broadway Plaza
               Vancouver, B.C. V5Z 4C2
               Canada

Common         Tanis Cornwall                               280,000                      9.20%
               Secretary/Treasurer/Director
               14846 Roper Avenue
               White Rock, B.C. V4B 2E2
               Canada

Common         Ron Birch, Director                          280,000                      9.20%
               7701 Okanagan Landing Rd.
               Unit #11
               Vernon, B.C. V1H 1L3
               Canada

Common         Officers and Directors                       840,000                     27.61%
               as a group (3)

Changes in Control.

There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in March of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.


Name                        Age     Positions Held           Date of Election        Date of Termination
                                    Or Designation           or Resignation
------------------------------------------------------------------------------------------------------------
Curtis Mearns               41      President, Director      March 12, 1999          N/A
Tanis Cornwall              55      Secretary, Treasurer,    March 12, 1999          N/A
                                    Director
Ron Birch                   53      Director                 March 12, 1999          N/A
Carmine J. Bua                      Assistant Secretary,     March 12, 1999          April 5, 2000


Business Experience

Curtis Mearns, President, Director. Mr. Mearns is an Investment Banker. His academic credentials include a Bachelor of Commerce degree with majors in Computer Science and Finance from the University of Alberta. He was enrolled in the Masters of Business Administration, International Business, and from the University of British Columbia, he augmented his post-graduate studies in Masters of Management Science, Information Engineering. Mr. Mearns' professional experience includes strategic planning, strategy, structure and negotiations for mergers and acquisitions, business and management consulting, business plan preparation, private and public company process documentation, bank and venture capital packaging, identifying and negotiating joint ventures, debt/equity participation and closure with Capital Providers. He has produced numerous systems including a fully automated central clearing system for the B.C. Central Credit Union providing for inter-provincial and national reconciliation of accounts with the Bank of Canada's electronic settlement of accounts system. He was also a Programmer for the Alberta Research Council, Programmer and Systems Analyst for Canadian Utilities Limited and Alberta Power Limited, and has held the position of VP Sales and Marketing for VoteX Systems, Inc., partner and Vice President of CEO Capital Group, and President of Canadian Integrated Project Resources, Inc.

Tanis Cornwall, Secretary, Treasurer, Director . Ms. Cornwall graduated from the University of British Columbia with a B.Sc. (Agri) in 1970. During the 1980's she was director/officer of various publicly trading companies on the Vancouver Stock exchange ("VSE"). Ms. Cornwall has assisted in the formation and/or capitalization of the following companies on the VSE:

               Nor-Con Exploration Ltd. - Secretary/Director (1982-1985) Hi-Peg Resources Ltd. - President/Director (1983-1987) Norsemont Mining Corp. - President/Director (1987 - 1989).

     Since 1989 Ms. Cornwall has been self-employed by investing in the stock market and second mortgages.

Ron Birch, Director. Mr. Birch brings 17 years of experience with the Bank of Nova Scotia in various positions and locations throughout the Province of British Columbia, lastly as Branch Manager in Prince Rupert, B.C. He worked for 7 years as a retail stock broker with CM Oliver & Co., Ltd. and Pacific International Securities Inc. in Vancouver. During this time, Mr. Birch also took courses for Options and Commodities and was successful in completing these courses and obtaining certificates and licenses for each. Mr. Birch has 8 years experience as corporate and investor relations officer for his own firms, Janron Consulting Inc. and Bircress Corporate Relations Inc., contracting work to various public trading companies.

The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation

Annual Compensation. The Company has not paid any salary or compensation since its inception.

Summary Compensation - As at this time there are no compensation contracts in place.

Option / Stock Appreciation Rights - There are no stock options or stock appreciation rights currently effective.

Aggregated Option / SAR Exercises Fiscal Year End Option / SAR - There are no SAR's.

Long Term Incentive Plan ("LTIP") Awards - There are no long-term incentive plans in place.

Compensation of Directors.

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

There are no arrangements pursuant to which any of the Company's directors were compensated during the Company's last completed calendar year for any service provided as director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

Transactions with Management and Others

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer

Curtis Mearns, Tanis Cornwall and Ron Birch are the principal stockholders, and may be deemed to be parents of the Company. See Part I, Item 1 of this Registration Statement.

Transactions with Promoters

There have been no material transaction, series of similar transactions, currently proposed transactions or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.

Common Stock

The Company has only one class of securities authorized, issued and outstanding. That being common stock consisting of 100,000,000 shares of $.001 par value common stock, of which a total of 3,042,000 shares are presently issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.
All shares of the common stock now outstanding are fully paid and non-assessable.

Preferred Stock

The Company is also authorized to issue preferred stock from time to time. The Company's Board of Directors may fix and determine the designations, rights, preferences or other rights preferences or other variations of each class or series of the preferred stock. At this time the Company has not issued any preferred stock.

There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

The Company's common stock is not currently listed on any exchange. There has been no "established trading market" for shares of the Company's common stock during the past five years. No assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by current shareholders may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

The Registration Statement seeks to register shares of common stock, 2,000,000 of which were sold pursuant to a private placement in March, 1999 for $.005 per share, 840,000 of which were sold to the Board of Directors in May, 1999 for $.03 per share, and 202,000 of which were sold pursuant to a private placement in February - June, 2000. See Item 4 of this Part II.

There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See
Part I, Item 1 of this Registration Statement.

Holders

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 61.

Dividends

The Company has not declared any cash dividends with respect to its common stock or its previously authorized preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings.

The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable. The Company's auditor has audited the financial statements of the Company for the year ended March 31, 2000. Bateman & Co., Inc., P.C., Certified Public Accountants, 5 Briardale Court, Houston, TX 77027-2904, are presently the Company's auditors.

Item 4.  Recent Sales of Unregistered Securities.

On May 25, 1999, the Board of Directors unanimously voted to issue 840,000 "unregistered" and "restricted" shares of common stock to Curtis Means (280,000), Ron Birch (280,000), and Tanis Cornwall (280,000) in consideration of the sum of $25,2000. These shares are fully-paid and were issued to Curtis Mearns, Ron Birch and Tanis Cornwall on or about May 25, 1999.

Management believes that Ron Birch and Tanis Cornwall are "accredited investors" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, Curtis Means, Ron Birch and Tanis Cornwall are officers and/or directors of the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

In March, 1999, the Company made a private placement offering to certain non-accredited investors. Such public offering was exempted from registration pursuant to Rule 504. Such exemption to registration was filed on Form D pursuant to Regulation D on June 30, 1999. The public offering sold 2,000,000 shares of common stock to 20 non-accredited investors for an aggregate $10,000.

In February, 2000, the Company made a private placement offering to certain non-accredited and accredited investors. Such public offering was exempted from registration pursuant to Rule 504. Such exemption to registration was filed on Form D pursuant to Regulation D on June 20, 2000. The public offering sold 202,000 shares of common stock to 34 non-accredited investors and 4 accredited investors for an aggregate $6,006.00.

The Company relied upon the following facts, pursuant to Section 230.502, in determining the availability of such exemptions:

     1. The offers and sales satisfied all of the terms and conditions of Sections 230.501 and 230.502.
     2. There were no more than 35 purchasers of securities from the issuer under each of the offers pursuant to Section 30.506.
     3. Each purchaser who is not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description.
     4. The Company has not been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Section 230.503.

Item 5.  Indemnification of Directors and Officers.

Nevada law provides liberal indemnification of officers and directors of Nevada corporations.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any officer, Director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys fees, actually and reasonably incurred by him. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Article Five of the By-Laws of the Company provides for the mandatory indemnification and reimbursement of any director or officer against expenses actually and necessarily incurred by them in connection with the defense of an action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of the corporation, except in relation to matters as to which any such director or officer shall be adjudged to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

PART F/S

Index to Financial Statements
Report of Certified Public Accountants

Financial Statements

(i)     Audited Financial Statements
     March 12, 1999 (date of inception) through March 31, 2000


















                   JUPITER ENTERPRISES, INC.
                  Audited Financial Statements
                    March 31, 2000 and 1999
-------------------------------------------------------------------------------




          INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




A.      Financial statements
        -------------------------
     Report of independent certified public accountants

     Balance sheets, March 31, 2000 and 1999

     Statements of loss for the periods ended
          March 31, 2000 and 1999

     Statements of stockholders' equity for the periods ended
          March 31, 2000 and 1999

     Statements of cash flows for the periods ended
          March 31, 2000 and 1999

     Notes to financial statements


B.     Financial statement schedules
         ------------------------------------
Schedules are omitted because of the absence of the conditions under which they are required, or because the information required by such omitted schedule is contained in the financial statements or the notes thereto.











Bateman & Co., Inc., P.C.
Certified Public Accountants
                                                              5 Briardale Court
                                                      Houston, Texas 77027-2904
                                                                 (713) 552-9800
                                                             FAX (713) 552-9700
                                                         www.batemanhouston.com


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Jupiter Enterprises, Inc.
Vancouver, BC, Canada

We have audited the accompanying balance sheets of Jupiter Enterprises, Inc. (a development stage enterprise) as of March 31, 2000 and 1999 and the related statements of loss, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Enterprises, Inc. as of March 31, 2000 and 1999, and the results of its operations and cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                       BATEMAN & CO., INC., P.C.


Houston, Texas
June 27, 2000


                              Member
       INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
           Offices in Principal Cities Around The World

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                                 Balance Sheets
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

ASSETS                                                              2000                       1999
                                                                    -----------------         ---------------
  Current assets:
    Cash                                                            $   26,462                $      -
    Prepaid expenses                                                       489                    8,126
                                                                    -----------------        ------------------
      Total current assets                                              26,951                    8,126
                                                                    -----------------        ------------------
      Total assets                                                  $   26,951                $    8,126
                                                                    =================        ==================

LIABILITIES
  Current liabilities:
    Due to related parties                                          $      450                $      -
    Stock subscription proceeds held in trust                            1,575                       -
                                                                     -----------------        ------------------
      Total current liabilities                                          2,025                       -
                                                                     -----------------        ------------------
      Total liabilities                                                  2,025                       -

  Commitments and contingencies                                             -                        -

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 100,000,000 shares authorized,
     2,840,000 and 2,000,000 shares issued and outstanding               2,840                     2,000
  Capital in excess of par value                                        32,360                     8,000
  Deficit accumulated during the development stage                     (10,274)                   (1,874)
      Total stockholders' equity                                        24,926                     8,126
      Total liabilities and stockholders' equity                    $   26,951                $    8,126





The accompanying notes are an integral part of these statements.

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                       Statements of Loss For The Periods Ended
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                 Inception,                                           Inception
                                                              March 12, 1999                                        March 12, 1999
                                                                  through              Year ended                      through
                                                                 March 31,              March 31,                  March 31,
                                                                    2000                       2000                    1999
                                                             -----------------------    --------------------      ----------------
Revenues                                              $           -                   $        -                     $     -
                                                             -----------------------    --------------------      ----------------
General and administrative expenses:
  Legal and professional fees                                   9,511                      7,637                          1,874
  Other administrative expenses                                   763                        763                           -
                                                             -----------------------    --------------------      ----------------
    Total operating expenses                                   10,274                      8,400                          1,874
                                                             -----------------------    --------------------      ----------------
    (Loss) before taxes                                       (10,274)                    (8,400)                        (1,874)
                                                             -----------------------    --------------------      ----------------

Provision (credit) for taxes on income:
  Current                                                         -                            -                           -
  Deferred                                                        -                            -                           -
                                                             -----------------------    --------------------      ----------------
    Total provision (credit) for taxes on income                  -                            -                           -
                                                             -----------------------    --------------------      ----------------
    Net (loss)                                         $      (10,274)                 $   (8,400)                 $      (1,874)
                                                             =======================    ====================      ================

Basic earnings (loss) per common share                                                $     (0.00)              $          (0.02)
                                                                                        ====================      ================
Weighted average number of shares outstanding                                            2,711,425                       105,263
                                                                                        ====================      ================




The accompanying notes are an integral part of these statements.

                                                       JUPITER ENTERPRISES, INC.
                                                (A development stage enterprise)
                        Statements of Stockholders' Equity For The Periods Ended
                                                         March 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                                           Deficit
                                                                                                          Accumulated
                                                                                      Capital in          During the
                                                             Common Stock             Excess of           Development
                                                     Shares           Amount          Par Value           Stage          Total
                                                  ----------------   --------------   -----------------   ------------   --------
 Inception, March 12, 1999                                 -         $         -      $     -             $     -        $     -
 Stock issued for cash                               2,000,000              2,000        8,000                  -           10,000
 Development stage net (loss)                              -                   -            -                  (1,874)      (1,874)
                                                  ----------------   --------------   -----------------   ------------   ---------
 Balances, March 31, 1999                            2,000,000       $      2,000     $  8,000            $    (1,874)   $   8,126
                                                  ----------------   --------------   -----------------   ------------   ----------

 Stock issued for cash                                 840,000                840       24,360                  -           25,200
 Development stage net (loss)                              -                   -            -                  (8,400)      (8,400)
 Balances, March 31, 2000                            2,840,000       $      2,840     $ 32,360            $   (10,274)   $  24,926
                                                  ================   ==============   =================   ============   ==========

The accompanying notes are an integral part of these statements.

                                                       JUPITER ENTERPRISES, INC.
                                                (A development stage enterprise)
                                  Statements of Cash Flows For The Periods Ended
                                                         March 31, 2000 and 1999
--------------------------------------------------------------------------------
                                                                   Inception,                                        Inception
                                                                  March 12, 1999                                     March 12, 1999
                                                                   through                  Year ended                   Through
                                                                  March 31,                    March 31,                  March 31,
                                                                    2000                       2000                    1999
                                                                   --------------------     --------------------     --------------
Cash flows from operating activities:
  Net (loss)                                                       $     (10,274)           $     (8,400)            $     (1,874)

 Adjustments to reconcile net (loss) to cash
   provided (used) by developmental stage activities:
     Decrease (increase) in prepaid expenses                                (489)                  7,637                   (8,126)
     (Decrease) increase in due to related parties                           450                     450                       -
                                                                   --------------------     --------------------     --------------
       Net cash provided (used) by operating
         activities                                                      (10,313)                   (313)                 (10,000)
                                                                   --------------------     --------------------     --------------
 Cash flows from investing activities:                                       -                       -                         -
                                                                   --------------------     --------------------     --------------
 Cash flows from financing activities:
   Proceeds from sale of common stock                                     35,200                  25,200                   10,000
   Proceeds from stock subscription held in trust                          1,575                   1,575                       -
                                                                   --------------------     --------------------     --------------
       Net cash provided (used) by financing activities                   36,775                  26,775                   10,000
                                                                   --------------------     --------------------     --------------

       Net increase (decrease) in cash and equivalents                    26,462                  26,462                       -

 Cash and equivalents, beginning of period                                   -                       -                         -
                                                                   --------------------     --------------------     --------------
 Cash and equivalents, end of period                               $      26,462            $     26,462             $         -
                                                                   ====================     ====================     ==============

 Supplemental cash flow disclosures:
   Cash paid for interest                                          $         -              $        -               $         -
   Cash paid for income taxes                                                -                       -                         -






The accompanying notes are an integral part of these statements.

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                  Notes to Financial Statements
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of the Company's organization and significant accounting policies:

Organization and nature of business - Jupiter Enterprises, Inc. (the Company) is a Nevada corporation incorporated on March 12, 1999. It is based in Vancouver, British Columbia, Canada.

The Company's intent is to become a direct sales marketing company that markets, distributes and sells its own brand of natural health products via the Internet. All of its products will be purchased from manufacturers or brokers and bear the Herbal Traditions brand label. The Company's internet website is currently under construction and will be the centerpiece of its marketing operation. The website will display product information, articles about specific ailments, links to other related websites, and an on-line forum and bulletin board. Customers will be able to place their orders via the internet in a secured e-commerce connection. The Company expects to market to a global customer base.

To date, the Company's activities have been limited to its formation and the raising of equity capital. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

Basis of presentation - The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the Company.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - The Company has adopted Statement of Financial Accounting Standards number 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

                                                     JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                 Notes to Financial Statements
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

Federal income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock - The Company has adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company did not have a complex capital structure requiring the computation of diluted earnings per share.

Note 2 - Capital stock:
Since its inception, the Company has issued shares of its common stock as follows:

                                                                                         Price Per
Date                Description                      Shares             Share            Amount
------------------------------------------------------------------------------------------------------
03/30/99            Shares issued for cash           2,000,000         $0.005            $10,000
05/27/99            Shares issued for cash             840,000          0.030             25,200
                        Cumulative total             2,840,000                           $35,200
                                                     ============                        =============

The Company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. At March 31, 2000, no preferred stock series had been created.

Note 3 - Federal income tax:
The Company follows Statement of Financial Accounting Standards Number 109
(SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Federal income tax consists of the following:

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                  Notes to Financial Statements
                                                        March 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                       2000                         1999
                                                       ----------------------------------------
     Refundable Federal income tax attributable to:
       Current operations                              $(2,800)                      $(600)
       Less, Limitation due to absence of prior
         year taxable income                             2,800                         600
                                                       ----------------------------------------
         Net refundable amount                               -                           -

                                                       ========================================

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of March 31, 2000 and 1999 are as follows:

                                                         2000                         1999
                                                       ----------------------------------------
     Deferred tax asset attributable to:
       Net operating loss carryover                      $( 3,400)                    $(600)
       Less, Valuation allowance                            3,400                       600
                                                       ----------------------------------------
         Net deferred tax asset                                 -                         -

                                                       =========================================

At March 31, 2000, the Company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:

      Expires March 31,                                                     Amount
     ----------------------------------------------------------- -------------------
        2019                                                                $  1,874
        2020                                                                   8,400
         Total net operating loss carryover                                 $ 10,274


Note 4 - Related party transactions:
The Company paid an officer and a former director of the company $7,637 in 2000, and $1,874 in 1999, in professional fees for legal services. Prepaid expenses include $489 and $8,126 paid to the same officer and former director of the company for legal services in 2000 and 1999 respectively.

As of March 31, 2000, amounts due to directors of the company are $450.

Note 5 - Uncertainty, going concern:
At March 31, 2000, the Company was not currently engaged in a business and had suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (see Note 1 above) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                  Notes to Financial Statements
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

Note 6 - Subsequent events:
At March 31, 2000, the Company was arranging a private placement of 202,000 common shares for $0.03 per share, for an aggregate amount of $6,060, pursuant to a Regulation D, Rule 504 Stock Offering. As of March 31, 2000, a total of 52,500 shares had been sold for $1,575. Subsequent to year-end, the remaining 149,500 shares were subscribed for $4,485. The stock offering was completed June 20, 2000.

Note 7 - New accounting pronouncements:
The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years. FASB Statement Number 128, Earnings per Share, became effective for periods ending after December 15, 1997, simplifies the standards for computing earnings per share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

FASB Statement Number 130, Reporting Comprehensive Income, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the last two fiscal years.

FASB Statement Number 131, Disclosures about Segments of an Enterprise and Related Information, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the current periods.

FASB Statement Number 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the current periods.

FASB Statement Number 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

                                                      JUPITER ENTERPRISES, INC.
                                               (A development stage enterprise)
                                                  Notes to Financial Statements
                                                        March 31, 2000 and 1999
--------------------------------------------------------------------------------

FASB Statement Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.

Note 8 - Year 2000 compliance:
The Company utilizes "off-the-shelf" computer software in its operations obtained from major vendors such as Intuit and Microsoft. Currently, management believes that most critical systems are year 2000 compliant, or will be made compliant prior to December 31, 2000. The estimated cost of becoming compliant is minimal, and is not expected to have a material effect on the financial statements or the Company's ability to serve its customers.

                          Jupiter Enterprises, Inc.
                           Financial Data Schedule
                               March 31, 2000

THE SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM THE FINANCIAL STATEMENTS OF JUPITER ENTERPRISES, INC.  AS OF
MARCH 31, 2000 AND FOR THE PERIOD THEN ENDED, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

Item Number         Item Description                                                                                    Amount
                    period type                                                                                         annual
                    fiscal year end                                                                                Mar 31 2000
                    period end                                                                                     Mar 31 2000
5-02(1)             cash and cash items                                                                                 26,462
5-02(2)             marketable securities                                                                                    -
5-02(3)(a)(1)       notes and accounts receivable-trade                                                                      -
5-02(4)             allowance for doubtful accounts                                                                          -
5-02(6)             inventory                                                                                                -
5-02(9)             total current assets                                                                                26,951
5-02(13)            property, plant, and equipment                                                                           -
5-02(14)            accumulated depreciation                                                                                 -
5-02(18)            total assets                                                                                        26,951
5-02(21)            total current liabilities                                                                            2,025
5-02(22)            bonds, mortgages, and similar debt                                                                       -
5-02(28)            preferred stock-mandatory redemption                                                                     -
5-02(29)            preferred stock-no mandatory redemption                                                                  -
5-02(30)            common stock                                                                                         2,840
5-02(31)            other stockholders' equity                                                                          22,086
5-02(32)            total liabilities and stockholders' equity                                                          26,951
5-03(b)(1)(a)       net sales of tangible products                                                                           -
5-03(b)(1)          total revenues                                                                                           -
5-03(b)(2)(a)       cost of tangible goods sold                                                                              -
5-03(b)(2)          total costs and expenses applicable to sales and revenues                                                -
5-03(b)(3)          other  costs and expenses                                                                            8,400
5-03(b)(5)          provision for doubtful accounts and notes                                                                -
5-03(b)(8)          interest and amortization of debt discount                                                               -
5-03(b)(10)         income before taxes and other items                                                                 (8,400)
5-03(b)(11)         income tax expense                                                                                       -
5-03(b)(14)         income/loss continuing operations                                                                   (8,400)
5-03(b)(15)         discontinued operations                                                                                  -
5-03(b)(17)         extraordinary items                                                                                      -
5-03(b)(18)         cumulative effect-changes in accounting principles                                                       -
5-03(b)(19)         net income or loss                                                                                  (8,400)
5-03(b)(20)         earnings per share - primary                                                                         (0.00)
5-03(b)(20)         earnings per share - fully diluted                                                                   (0.00)


PART III

Item 3.  Index to Exhibits

The following exhibits are filed as a part of this Registration Statement:


Exhibit                                                                      Page of this
Number          Description                                                  Form 10-SB
------------------------------------------------------------------------------------------
2.1               Articles of Incorporation                                      _____
2.2               By-Laws                                                        _____
4.1               Form of Subscription Agreement - Phase I                       _____
4.2               Form of Subscription Agreement - Phase II                      _____
10.1              Consent of Accountant                                          _____

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

JUPITER ENTERPRISES, INC.

Date: 8/11/00                      /s/ Curtis Mearns
                                   --------------------------
                                   CURTIS MEARNS
                                   President, Director



Date:  8/11/00                     /s/ Tanis Cornwall
                                   --------------------------
                                   TANIS CORNWALL

                                   Secretary, Treasurer, Director